November 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

Senior Assistance Chief Accountant

Office of Healthcare and Insurance

Re:	The Navigators Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 12, 2016

File No. 0-15886

Dear Mr. Rosenberg:

This letter is in response to the Division of Corporation Finance’s comment letter dated November 3, 2016, in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”). For ease of reference, the comments included in your letter are repeated below in bold type, and our response immediately follows each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations U.S. GAAP and Non-GAAP Financial Performance Metrics, page 24

1.	Your adjustments to reconcile Net income to Net operating earnings on page 26 are presented after-tax, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please confirm that beginning with your Form 10-Q for the quarterly period ended September 30, 2016 you will present income taxes as a separate adjustment and provide a clear explanation. This comment is also applicable to earnings releases furnished on Form 8-K.

We can confirm that in our Form 10-Q for the quarterly period ended September 30, 2016, filed November 4, 2016, income taxes were provided as a separate adjustment to reconcile Net income to Net operating earnings and an explanation was provided, thus complying with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This information was also provided in the earnings release furnished on Form 8-K filed on November 4, 2016.

Jim B. Rosenberg

Securities and Exchange Commission

November 10, 2016

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6343 (cdefalco@navg.com) or Emily Miner at (203) 905-6369 (eminer@navg.com).

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Ciro M. DeFalco

Name:	Ciro M. DeFalco
Title:	Senior Vice President and Chief Financial Officer